EL NINO VENTURES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

April 30, 2007 and 2006

(Canadian Dollars)

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditor

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 1
Balance Sheets

Canadian Funds

ASSETS	April 30, 2007	January 31, 2007
Current
Cash	$999,759	$33,780
GST receivable	15,397	16,816
Prepaid expenses and deposits	61,049	48,807
Accounts receivable	231,923	-
Marketable securities (Note 4)	261,250	261,250
Project advances (Note 6c)	2,481,393	3,034,579
	4,050,771	3,395,232
Restricted Cash – Flow-through	-	-
Equipment, net (Note 5)	44,709	44,709
	$4,095,480	$3,439,941

LIABILITIES
Current
Accounts payable	$103,690	$62,589
Accrued liabilities	63,467	74,742
	167,157	137,331

Commitments (Note 6c, Note 10)

STOCKHOLDERS’ EQUITY
Share Capital – Statement 3 (Note 7)
Unlimited authorized shares without par value
21,766,953 (Jan. 31, 2007 - 17,986,953) shares issued and outstanding	10,062,996	8,689,012
Contributed Surplus	983,663	983,663
Deficit Accumulated During the Exploration Stage – Statement 3	(7,118,336)	(3,396,527)
	3,928,323	3,302,610
	$4,095,480	$3,439,941

ON BEHALF OF THE BOARD:

          “Harry Barr”                                      , Director

            “Bernard Barlin”                              , Director

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 2
Statements of Operations
For the Three Months Ended April 30
Canadian Funds

	2007	2006
Expenses

Audit and accounting	$6,000	-
Consulting fees	26,144	71,575
Management fees	39,000	6,000
Office and miscellaneous	6,059	3,590
Insurance	429	-
Rent	12,565	3,967
Legal fees	-	8,100
Transfer and filing fees	12,693	8,585
Promotion and tradeshows	40,450	20,178
Shareholder relations	18,375	-
Telephone	2,527	2,142
Travel, lodging and food	11,648	-
Wages, salaries and benefits	8,950	-

Loss Before the Undernoted	184,840	124,137

Other Income (Expenses)
Management fee income	(31,897)	-
Interest income	(1,398)	(1,297)
Interest and bank charges	285	-
Write-off of mineral property costs	-	-
Exploration expenditures (Schedule)	596,441	22,916
	563,431	21,619

Loss for the Period	$(748,271)	(145,756)

Loss Per Share	$(0.03)	(0.01)

Weighted Average Number of Shares Outstanding	21,766,953	10,188,213

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 3
Statement of Stockholders’ Equity (Deficiency)
Canadian Funds

	Common Shares Shares Amount		Contributed Surplus	AccumulatedDeficit	Total
Balance – January 31, 2004	4,571,546	$2,977,593	$38,516	$(3,002,782)	$13,327
Issuance of shares for:
-Cash	1,000,000	200,000	-	-	200,000
-Exercise of warrants	85,000	11,050	-	-	11,050
Loss for the year	-	-	-	(152,881)	(152,881)
Balance – January 31, 2005	5,656,546	$3,188,643	$38,516	$(3,155,663)	$71,496
Issuance of shares for:
-Cash	416,667	150,000	-	-	150,000
-Property	85,000	31,250	-	-	31,250
-Exercise of warrants	1,710,000	272,450	-	-	272,450
-Exercise of options	10,000	1,500	-	-	1,500
Share issuance costs	-	(1,400)	-	-	(1,400)
Future income tax on flow-through (Note 9)	-	(17,050)	-	-	(17,050)
Loss for the year	-	-	-	(240,864)	(240,864)
Balance – January 31, 2006	7,878,213	$3,625,393	$38,516	$(3,396,527)	$267,382
Issuance of shares for:
-Cash	9,916,907	6,255,909	-	-	6,255,909
-Fair value assigned to warrants	-	(752,335)	752,335	-	-
-Fair value assigned to warrants on finder’s fees	-	-	69,866	-	69,866
-Property	30,000	12,000	-	-	12,000
-Exercise of options	50,000	13,000	(5,500)	-	7,500
-Exercise of warrants	111,833	48,892	(4,125)	-	44,767
Share issuance costs	-	(513,847)	-	-	(513,847)
Stock-based compensation	-	-	132,571	-	132,571
Loss for the year	-	-	-	(2,973,538)	(2,973,538)
Balance – January 31, 2007	17,986,953	$8,689,012	$983,663	$(6,370,065)	$3,302,610
Issuance of shares for:
-Cash	3,750,000	1,500,000	-	-	1,500,000
-Property	30,000	12,300	-	-	12,300
-Exercise of options	-	-	-	-	-
-Exercise of warrants	-	-	-	-	-
Share issuance costs	-	(138,318)	-	-	(138,318)
Stock-based compensation	-	-	-	-	-
Loss for the year	-	-	-	(748,271)	(748,271)
Balance – April 30, 2007	21,766,953	$10,062,996	$983,663	$(7,118,336)	$3,928,321

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows
For the Three Months Ended April 30
Canadian Funds

Cash Provided by (Used in)	2007	2006
Operating Activities
Net loss	$(748,271)	(145,756)
Items not involving cash:
Stock compensation expense	-	-
Shares issued for mineral properties	12,300	12,000
Amortization	-	-
	(735,971)	(133,756)
Changes in non-cash working capital:
Accounts receivable	(230,504)	(48,826)
Prepaid expenses and deposits	(12,242)	-
Project advances	553,186	-
Accounts payable	41,103	-
Accrued liabilities	(11,275)	-
	340,268	(48,826)
	(395,703)	(182,582)

Investing Activities
Purchase of equipment	-	(30,621)

	-	(30,621)

Financing Activities
Issuance of shares for cash	1,500,000	640,000
Share issue costs	(138,318)	(3,200)
	1,361,682	(636,800)

Net Increase (Decrease) in Cash	965,979	423,597
Cash – Beginning of period	33,780	280,142
Cash – End of Period	$999,759	703,739

Non-Cash Financing Activities
Shares issued for mineral properties	$12,300	$12,000
Shares issued for finders fees	$-	$20,000

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures
For the Period Ended April 30
Canadian Funds

	April 30, 2007	January 31, 2007

Halo and Silver Crater Properties, Bancroft, Ontario, Canada
Option payments – cash	10,000	10,000
Option payments – shares	12,300	12,000
Cash - option payments received	-	(125,000)
Shares - option payments received	-	(261,250)
	22,300	(364,250)

Drilling	305,222	-
Exploration expenditures	6,232	-
Geological and field expenses	-	14,271
Engineering and consulting	7,520	11,490
Assays	-	-
Reimbursement of expenditures	(318,974)	-
	-	25,761
Total	22,300	(338,489)

Bathurst Project, New Brunswick, Canada

Staking costs	-	87,513
Geological and field expenses	94,132	180,427
Geophysics	-	1,148,266
Assays	-	21,585
Diamond drilling	445,653	657,810
Engineering and consulting	21,387	8,682
Management fee	-	100,000
	561,172	2,116,770
Total	561,172	2,204,283

Other Properties
Geological and field expenses	12,969	13,373

Costs for the Period	$596,441	$1,879,167

- See Accompanying Notes –

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

1.

NATURE OF OPERATIONS

El Nino Ventures Inc. (the “Company") was incorporated on February 19, 1988 in British Columbia, Canada.  The Company is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, Europe and in Africa with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs of the Company will result in profitable mining operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). For the purposes of these financial statements these principles conform in all material respects with generally accepted accounting principles in the United States, except as described in Note 12.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.  Cash provided by flow-through financings is disclosed as long-term restricted cash as the Company has contracted with the shareholders to expend the related funds on qualifying mineral property expenditures.

c)

Mineral Property Expenditures

The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

2.

SIGNIFICANT ACCOUNTING POLICIES - Continued

d)

Marketable Securities

Short-term investments in publicly traded marketable securities are valued at the lower of cost and quoted market value.

e)

Equipment

Equipment is recorded at cost.  The Company provides for amortization on office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

f)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

g)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

h)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years.  Actual results could differ from those estimates.

i)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred. The amount recognized is added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There are no asset retirement obligations as of January 31, 2006 and 2007.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

2.

SIGNIFICANT ACCOUNTING POLICIES - Continued

j)

Flow-Through Shares

The Company has adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

k)

Share Capital

Share capital issued for non-monetary consideration is recorded based on fair market value.

l)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

m)

Tax Credits

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest are deducted from the tax credits when assessed.

3.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, deposits, marketable securities, project advances, restricted cash and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

MARKETABLE SECURITIES

	2007	2007	2006
	Book Value	Market Value	Book Value
Can Am Uranium Corp. 275,000 shares	$261,250	$343,700	$-

The Can Am Uranium Corp. shares were received in the transaction with Boulder Creek Explorations Inc. (“Boulder”), which subsequently changed its name to Can Am Uranium Corp. (Note 6b).

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

5.

EQUIPMENT

2007	Cost	Accumulated Amortization	Net
Automotive	$28,469	$4,270	$24,199
Computers	$26,300	$5,790	$20,510
	$54,769	$10,060	$44,709

6.

MINERAL PROPERTIES

a)

Halo Project, Bancroft, Ontario

By agreement dated March 9, 2005 and amended April 14, 2005, the Company may earn a 100% interest in certain properties known as the Halo Project, Bancroft, Ontario, by making, at its option, the following:

		Payments	Shares	Fair value	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -	$ -
Upon regulatory approval	(issued)	-	20,000	8,000	-
On or before December 31, 2005	(incurred)	-	-	-	15,000
On or before March 9, 2006	(paid/issued))	5,000	20,000	8,000	-
On or before December 31, 2006	(incurred)	-	-	-	20,000
On or before March 9, 2007	(paid/issued))	5,000	20,000	8,200	-
On or before December 31, 2007		-	-	-	30,000
On or before December 31, 2008		-	-	-	40,000
		$12,500	60,000	$24,200	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

6.

MINERAL PROPERTIES - Continued

b)

Silver Crater Project, Bancroft, Ontario

By agreement dated  March 9, 2005, the Company may earn a 100% interest in certain properties known as the Silver Crater Project, Bancroft, Ontario by making, at its option, the following:

		Payments	Shares	Fair value	Exploration Expenditures
Upon execution of agreement	(paid)	$2,500	-	$ -	$ -
Upon regulatory approval	(issued)	-	20,000	8,000	-
On or before December 31, 2005	(incurred)	-	-	-	15,000
On or before March 9, 2006	(paid/issue)	5,000	10,000	4,000	-
On or before December 31, 2006	(incurred)	-	-	-	20,000
On or before March 9, 2007	(paid/issue)	5,000	10,000	4,100	-
On or before December 31, 2007		-	-	-	30,000
On or before December 31, 2008		-	-	-	40,000
		$12,500	40,000	$16,100	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

By agreement dated October 23, 2006, the Company optioned its Bancroft properties to Boulder Creek Explorations Inc. (“Boulder”).  Under the terms of this agreement, the Company received 275,000 shares (fair value $261,250) of Boulder (Note 4) and cash payments totalling CDN $125,000 (received).  Boulder can earn a 60% interest by spending CDN $1,000,000 over the next two years and could earn up to 80 % of the project by issuing a further 300,000 shares and spending an additional CDN $1,500,000.

The Company will remain the operator for the first two years of this agreement and will receive a management fee of 10% of exploration expenditures and cash payments of CDN $40,000 for the first year (received) and CDN $20,000 per year thereafter.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

6.

MINERAL PROPERTIES - Continued

c)

Bathurst Project, Bathhurst, New Brunswick

By agreement dated May 26, 2006, the Company entered into an option agreement with Xstrata plc (“Xstrata”) formerly Falconbridge Limited to explore the Bathhurst Mining Camp in New Brunswick.

The Company will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Xstrata occupying approximately 108,800 hectares.  In order to vest with a 50% interest, the Company is required to spend $5.0 million on exploration by March  31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007.  As at January 31, 2007, the Company advanced the minimum $2.5 million as required to Xstrata and Xstrata had expended $2,042,453 on exploration.  The balance of $2,481,393 that is held in escrow is shown as project advances at April 30, 2007.

Subsequent to year end, the first $2.5 million has been spent and the remaining $2.5 million has been raised and is in escrow. The New Brunswick Government has contributed $2.5 million to March 2007 and a further $2.0 million has been committed to March 2008.

Upon vesting with a 50% interest in the Property, the Company will have 90 days in which to elect to carve out one or more Project Areas from the existing Property, in each of which the Company can increase its interest to 65% by spending an additional $2.0 million over three years and can increase its interest in each Project Area still further to 75% by spending an additional $3.0 million over another two years.  Xstrata can back-in to increase its position from either a 35% or 25% interest level to 50% by contributing 2.5 times the Company expenditures made to increase its interest above 50%. Xstrata may increase its interest in one or more Project Areas from 50% to 70% at any time by electing to complete a Feasibility Study, or expend an additional $20 million on each Project Area  within three years: or five years if underground work is necessary to complete the study.  Xstrata will have the right to process the Company’s share of ore from any future operations.

7.

SHARE CAPITAL

a)

Authorized:

Unlimited common voting shares without par value (no additional paid-in capital).

b)

Issued:

	Number of Shares	Amount
Balance – January 31, 2004	4,571,546	$ 2,977,593
Private placement	1,000,000	200,000
Exercise of warrants	85,000	11,050
Balance – January 31, 2005	5,656,546	3.188,643
Private placement (Note 7m)	250,000	100,000
Private placement – flow-through (Note 7n)	166,667	50,000
Mineral properties	85,000	31,250
Exercise of warrants	1,710,000	31,250
Exercise of options	10,000	1,500
Share issuance costs	-	(1,400)
Future income tax on flow-through (Note 9)	-	(17,050)
Balance – January 31, 2006	7,878,213	$ 3,625,393

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL - Continued

	Number of Shares	Amount
Balance – January 31, 2006	7,878,213	$ 3,625,393
Private placement (Note 7g)	1,680,000	420,000
Private placement (Note 7h)	600,000	240,000
Private placement (Note 7i)	678,000	542,400
Private placement – flow-through (Note 7j)	4,479,750	3,583,800
Private placement – flow-through (Note 7k)	530,862	398,147
Private placement – flow-through (Note 7l)	1,948,295	1,071,562
Mineral properties (Notes 6a and 6b)	30,000	12,000
Exercise of warrants	111,833	48,892
Exercise of options	50,000	13,000
Fair value on unit offerings assigned to warrants	-	(752,335)
Share issuance costs	-	(513,847)
Mineral properties (Notes 6a and 6b)	30,000	12,300
Private placement – flow-through (Note 7l)	3,750,000	1,500,000
Share issuance costs	-	(138,318)
Balance – April 30, 2007	21,766,953	$ 10,062,996

c)

The Company adopted a stock option plan (“the plan”) whereby, the Company may grant stock options up to a maximum of 20 percent of the number of issued shares of the Company. At January 31, 2007, the Company has reserved 2,037,642 common shares under the plan (2006 – 1,192,309).

The option plan has the following vesting requirement:

i)

Options granted to employees and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.

ii)

Options granted to other employees, consultants, directors and officers vest immediately.

d)

The Company has granted stock options to directors, officers, consultants and certain employees.  Stock option activity is summarized as follows:

	Number of Options	Exercise Price	*
Balance outstanding – January 31, 2003 and 2002	250,000	$0.55
Granted – Year ended January 31, 2004	354,000	$0.15
Exercised – Year ended January 31, 2006	(10,000)	$0.15
Cancelled– Year ended January 31, 2006	(25,000)	$0.15
Expired – Year ended January 31, 2006	(250,000)	$0.55
Granted – Year ended January 31, 2007	1,588,642	$0.50
Exercised – Year ended January 31, 2007	(50,000)	$0.15
Cancelled– Year ended January 31, 2007	(330,000)	$0.50
Balance outstanding – April 30, 2007	1,527,642	$0.44

*

Weighted average exercise price

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL – Continued

e)

During the year ended January 31, 2007, the Company granted options to purchase up to 1,588,642 shares.  The total estimated fair value of the options is $438,970 and the weighted fair value  per share was $0.276. Since the options were granted under a graded vesting schedule, $132,571 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

The fair value of stock options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighed average assumptions:

January 31, 2007
Average risk-free interest rate	4.11%
Expected dividend yield	NIL
Expected stock price volatility	79.61%
Average expected option life	5 years

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

f)

At April 30, 2007, the following warrants were outstanding:

Expiry Date	Number of Shares	Fair value of warrants	Exercise Price
April 24, 2007 (Notes 7h and 11d)	562,500	$ 66,015	$0.50
February 28, 2008 (Note 7g)	1,600,000	132,362	$0.33
July 14, 2007 (Notes 7i and 7j)	2,363,040	387,784	$1.00
August 29, 2007 (Notes 7i and 7j)	495,550	44,675	$1.00
October 19, 2007 (Note 7k)	49,613	6,075	$0.75
December 22, 2007 (Note 7l)	364,000	40,139	$0.65
December 28, 2007 (Note 7l)	1,558,815	129,171	$0.65
December 28, 2007 (Note 7l)	124,705	15,980	$0.55
February 9, 2008	1,500,000	-	$0.55
February 9, 2008	240,000	-	$0.55
March 7, 2008	375,000	-	$0.55
Balance – April 30, 2007	9,233,223	$822,201

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

January 31, 2007
Average risk-free interest rate	4.09%
Expected dividend yield	NIL
Expected stock price volatility	72.92%
Average expected warrant life	1.2 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL – Continued

g)

During the year, the Company closed two non-flow-through unit private placements totaling 3,750,000 units at a price of $0.40 per unit for gross proceeds of $1,500,000 consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of  the Company for a period of one year from the closing dates at a price of $0.55 per warrant share. A commission of $96,000, a finder’s fee of $22,720 and 240,000 broker warrants were issued in connection with this financing. Each broker warrant entitles the holder thereof to purchase one additional common share of the Company until February 9, 2008 at a price of $0.55 per warrant share.

h)

During the prior year, the Company closed a 1,600,000 unit private placement at a price of $0.25 per unit for gross proceeds of $400,000 consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until February 28, 2008 at a price of $0.33 per warrant share. A finder’s fee of 80,000 shares fair valued at $20,000 was issued in connection with this financing.

i)

During the prior year, the Company closed a 600,000 unit private placement at a price of $0.40 per unit for gross proceeds of $240,000 consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until April 24, 2008 at a price of $0.50 per warrant share.

j)

During the prior year, the Company closed a 678,000 unit private placement at a price of $0.80 per unit for gross proceeds of $542,400 consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company until July 14, 2007 at a price of $1.00 per warrant share.

k)

During the prior year, the Company closed a 4,454,750 flow-through unit private placement at a price of $0.80 per unit, for gross proceeds of $3,563,800.  Each unit consists of one common share in the capital of the Company and one-half of one common non-transferable, non-flow-through share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until July 14, 2007 at a price of $1.00 per warrant share.  A finder’s fee of 25,000 non-flow-through shares fair valued at $20,000 was issued in connection with this financing.

l)

During the prior year, the Company closed a 496,133 common share flow-through placement at a price of $0.75 per unit, for gross proceeds of $372,100.  A finder’s fee of 34,729 non-flow-through shares fair valued at $26,047 and 49,613 non-flow-through broker warrants, fair valued at $6,075, were issued in connection with this financing.  The broker warrants allow the holder to acquire one common share of the Company until October 19, 2007 at a price of $0.75 per warrant share.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL – Continued

m)

During the prior year, the Company closed a 1,922,815 flow-through unit private placement at a price of $0.55 per unit, for gross proceeds of $1,057,548. Each unit consists of one common share in the capital of the Company and one common non-transferable, non-flow-through share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until December 22, 2007 at a price of $0.65 per warrant share.   A finder’s fee of 25,480 non-flow-through shares fair valued at $14,014 and 124,705 broker warrants, fair valued at $15,980, were issued in connection with this financing.  The broker warrants allow the holder to acquire one common share of the Company until December 28, 2007 at a price of $0.55 per warrant share.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date.

n)

During a prior year, shareholders approved the reservation of 298,077 performance shares at an exercise price of $0.01 per share. To date, none of these shares have been allotted, issued and have not been booked into these financial statements as they must receive regulatory approval.  During  the year, a further 509,410 nominal value performance shares were reserved subject to shareholder and regulatory approval. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.

o)

During the period, 30,000 shares were issued for mineral properties at fair value of $12,300.

8.

RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, the Company paid $6,000 for management fees to a company controlled by the Chairman, CEO and director.

b)

During the period, the Company paid $33,000 for management fees to a company controlled by the President and COO.

c)

During the period, the Company paid $4,432 for consulting fees to a company controlled by the Corporate Secretary.

d)

During the period, the Company paid $6,000  for accounting fees to a company controlled by the Chief Financial Officer.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

9.

INCOME TAXES

(a)

Reconcilliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Earnings (Loss) before income taxes	$(2,973,538)	$(257,914)
Canadian federal and provincial income tax rates	34.12%	34.10%

Income tax expense (recovery)	(1,014,571)	(87,949)
Increase (decrease) due to:
Non-deductible expenses for tax purposes	722,593	58,368
Dedcutible expenses for tax purposes	(35,160)	95
Income tax benefit recognized on issuance of	0	(17,050)
flow-through shares
Valuation allowance	327,139	29,486
Income tax expense (recovery)	$0	$(17,050)

(b)

The significant components of future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets (liabilities)

Non-capital loss carry forwards	$527,732	$232,494
Net capital loss carry forwards	63,770	63,733
Share issue costs	140,546	382
Temporary difference in value:
Resource property costs	987,384	277,153
Equipment	3,432	635
Future income tax assets (liabilities)	1,722,865	574,396
Valuation allowance	(1,722,865)	(574,396)
Net future income tax asset (liability)	$(0)	$0

The Company has income tax loss carry forwards of approximately $1,546,600 in Canada, which may be used to reduce future income taxes otherwise payable and expiring through 2027.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended April 30, 2007 and 2006
Canadian Funds

9.

INCOME TAXES– Continued

Future Income Tax Recovery

During 2007, flow-through shares totalling $4,993,448 were issued, which funds were required to be spent on qualifying Canadian Exploration Expenditures.   Upon renunciation, completed after January 31, 2007, the Company will no longer have the ability to use the expenditures for tax purposes and the Company will be required to record a future tax liability of approximately $1,704,000.  However, since the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery upon the reversal of the related valuation allowance.

During a prior year, flow-through shares totalling $50,000 were issued, which funds were required to be spent on qualifying Canadian Exploration Expenditures.  Upon renunciation, the Company no longer had the ability to use the expenditures for tax purposes and the Company recorded a future tax liability of $17,050.  However, since the Company had unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery the reversal of the related valuation allowance.

10.

COMMITMENTS

By agreement dated December 1, 2006, the Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on November 30, 2011:

2008	$38,029
2009	38,029
2010	38,029
2011	38,029
2012	31,691
$183,807

11.

SUBSEQUENT EVENTS

a)

Subsequent to period-end, the Company applied for eleven mineral prospecting licences in Ireland and has recently accepted the offer of all eleven licences from the Irish Government.  The licences are located in Lower Carboniferous limestones prospective for zinc and lead mineralization.

b)

Subsequent to period-end, the Company applied to extend the expiry date of the 562,500 warrants set to expire April 24, 2007 for one year to April 24, 2008 at the same exercise price of $0.50.  The modification of the term is subject to regulatory approval.